Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2024

(Expressed in Canadian Dollars unless otherwise stated)

September 12, 2024

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Uranium Royalty Corp. should be read in conjunction with its unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended July 31, 2024, and its Annual Information Form (the "AIF") and audited consolidated financial statements, including the notes thereto for the year ended April 30, 2024, copies of which are available under its profile on SEDAR+ at www.sedarplus.ca.

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of September 12, 2024.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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the ongoing operation of the properties in which the Company holds or may hold uranium interests;
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future events or performance;
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the impact of general business and economic conditions;
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future financial capacity, liquidity and capital resources;
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anticipated future sources of funds to meet working capital requirements;
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future capital expenditures and contractual commitments;
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expectations respecting future financial results;
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expectations with respect to the Company's financial position;
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expectations regarding uranium prices and the impacts of the United States and other governmental policies on uranium demand;

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expectations regarding supply and demand for uranium;
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conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
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expectations regarding the Company's business plans, strategies, growth and results of operations;
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the financial and operational strength of counterparties;
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production volumes;
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mineral resources and mine life; and
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governmental regulatory regimes with respect to environmental matters.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

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market prices of uranium;
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global economic and financial conditions;
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demand for uranium;
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uranium supply;
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industry conditions;
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the ongoing operation of the properties in which the Company holds or may hold uranium interests;

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future operations and developments on the properties in which the Company holds or may hold interests; and
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the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

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limited or no access to data or the operations underlying the Company's interests;
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dependence on third party operators;
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risks related to political unrest in Kazakhstan, which could negatively impact the Company's option to purchase uranium from Yellow Cake plc ("Yellow Cake");
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dependence on future payments from owners and operators;
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a majority of the Company's assets are non-producing;
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royalties, streams and similar interests may not be honoured by operators of a project;
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defects in or disputes relating to the existence, validity, enforceability, terms and geographic extent of royalties, streams and similar interests;
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royalty, stream and similar interests may be subject to buy-down right provisions or pre-emptive rights;
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project costs may influence the Company's future royalty returns;
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risks faced by owners and operators of the properties underlying the Company's interests;
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title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
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excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying royalties, streams or similar interests;
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compliance with laws and regulations relating to environmental, social and governance matters;
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macroeconomic developments and changes in global general economic, financial, market and business conditions;
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fluctuations in the market prices of the Company's investments;
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liquidity in equity investments;
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fluctuations in the foreign exchange rate;
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any inability to attract and retain key employees;
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disruptions to the information technology systems of the Company or third-party service providers;

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volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;
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changes in general economic, financial, market and business conditions in the industries in which uranium is used;
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risks related to mineral reserve and mineral resource estimates;
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replacement of depleted mineral reserve;
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the public acceptance of nuclear energy in relation to other energy sources;
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alternatives to and changing demand for uranium;
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the absence of any public market for uranium;
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changes in legislation, including permitting and licensing regimes and taxation policies;
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the effects of the spread of illness or other public health emergencies;
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commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
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risks associated with future acquisitions;
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competition and pricing pressures;
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any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
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regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
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litigation;
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risks associated with First Nations land claims;
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potential conflicts of interests;
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any inability to ensure compliance with anti-bribery and anti-corruption laws;
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any future expansion of the Company's business activities outside areas of expertise;
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any failure to maintain effective internal controls;
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negative cash flow from operating activities; and
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the other risks described under "Risk Factors" in the AIF and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at SEDAR+.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under "Risk Factors" noted above.

Notice Regarding Mineral Disclosure

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definition Standards") or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") or Subpart 1300 of Regulation S-K ("S-K 1300"), as applicable.

The United States Securities and Exchange Commission (the "SEC") has adopted mining disclosure rules under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300. Under S-K 1300, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding definitions under the CIM Definition Standards, as required under NI 43-101.

United States investors are cautioned that while terms are substantially similar to the CIM Definition Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

Certain resource estimates disclosed in this MD&A and the Company's other disclosure documents, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain descriptions of the projects underlying the Company’s interests that differ from similar information made available by Canadian and United States issuers.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024 reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company's common shares without par value (the "Common Shares") and its common share purchase warrants, each exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the "Warrants"), are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC" and "URC.WT", respectively. The Common Shares are also listed on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY".

The head office and principal address of the Company is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interests on uranium projects and physical uranium holdings. URC's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium. From time to time, the Company also seeks further exposure to uranium through investments in funds and other equities.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company's primary focus is to identify, evaluate and acquire:

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royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
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uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
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off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
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direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint ventures or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also engages in purchases and sales of uranium inventories from time to time. Purchases are made where the Company believes there is an opportunity to provide attractive commodity price exposure to shareholders. Sales may occur from time to time based upon market conditions and the Company's liquidity requirements. Purchases may be made pursuant to its existing option under its strategic arrangement with Yellow Cake or by other means, including direct purchases from producers or market purchases. See "Recent Developments".

Uranium Market Developments

The uranium market is currently being driven by a macro demand for more electricity generation and an unprecedented global push to decarbonize electrical grids, among other factors. There is a growing realization that the highly reliable, safe, baseload power nuclear energy provides should be a part of any clean energy platform. In addition, new demand projections outlined from the "US Data Center Power Outlook" report issued in July 2024 by Energy + Environmental Economics, predicted new data center demand growth ranging from 60 to 90 GW between 2023 and 2030. Governments around the globe are also pursuing strategies to increase energy independence for national security interests that dovetail well with nuclear power as a key component in their energy mix.

Over the past few years global uranium market fundamentals have improved as the market began a transition from being an inventory driven to a production driven market. The spot market bottomed out in November 2016 at about US$17.75 per pound U3O8, but has since shown appreciation, reaching US$107.00 per pound U3O8 on February 2, 2024 (Source: UxC LLC Historical Ux Daily Prices). During the three months ended July 31, 2024, uranium prices averaged US$87.28 per pound U3O8, representing an approximate 58% increase compared to the average price of US$55.30 per pound U3O8 in the corresponding period in 2023 (Source: UxC LLC Historical Ux Daily Prices). As at July 31, 2024, the spot uranium price was US$85.50 per pound U3O8, representing an approximate 5% decrease from US$90.00 per pound at April 30, 2024 (Source: UxC LLC Historical Ux Daily Prices). The three months ended July 31, 2024 was marked by continued volatility as the price fluctuated between US$82.00 and US$93.85 per pound U3O8 (Source: UxC LLC Historical Ux Daily Prices).

Underinvestment in uranium mining operations over the past decade has been a major factor contributing to a structural deficit between global production and uranium requirements. Reduced production from existing uranium mines has also been a contributing factor with some large producers cutting back and or unable to reach previously planned production levels. In 2024 and 2025, the mid-case gap between production and requirements is projected to be more than 68 million pounds U3O8, and by 2034 accumulates to a total above 370 million pounds U3O8 (Source: UxC 2024 Q2 Uranium Market Outlook). For context, utilities in the United States purchased 51.6 million pounds U3O8 in 2023 (Source: U.S. Energy Information Administration, June 6, 2024 - Uranium Marketing Annual Report). The current gap is being filled with secondary market sources, including finite inventory that has been declining and is projected to decline further in coming years. Secondary supply is also likely to be further reduced with western enrichers reversing operations from underfeeding to overfeeding, which requires more uranium to increase the production of enrichment services. As secondary supplies continue to diminish, and as existing mines deplete resources, it is expected that new production will be needed to meet existing and future utility demand. The timeline for new mining projects can be ten years or longer and will require prices high enough to stimulate necessary mining investments.

Since 2022, uranium supply has become more complicated due to Russia's invasion of Ukraine with its State Atomic Energy Corporation, Rosatom, being a historically significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions and recent legislation banning the importation of Russian nuclear fuel is causing a fundamental change to the nuclear fuel markets. Additionally, the 2023 coup in Niger, and the new government's demand for the United States and France to vacate the country, as well the revocation of Canadian and French companies mining rights and permits has underscored jurisdictional risk. Niger is the world's seventh largest producer and accounted for about 5% of global uranium production and about 14% of European Union supply in 2023. (Source: Euratom Supply Agency, World Nuclear Association - Uranium in Niger July 23, 2024, World Nuclear News). As a result of the instability and supply risks, United States and European utilities are shifting more focus to production from areas of lower geopolitical risk.

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 69 new reactors connected to the grid from 2014 through July of 2024, and another 61 reactors under construction (Source: International Atomic Energy Association

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Power Reactor Information System – August 15, 2024). To date in 2024, four new reactors have been connected to the grid, and two reactors have been permanently shut down (Source: International Atomic Energy Association Power Reactor Information System – August 15, 2024). Total nuclear generating capacity for the world's 439 operable reactors as of August 15, 2024, stands at 395 GWe (Source: World Nuclear Association). At the 2023 United Nations Climate Change Conference (COP28), 22 countries, including the United States, Canada, France, Japan and the United Kingdom, signed a declaration to triple nuclear energy by 2050, further supporting additional growth for the nuclear industry and uranium demand.

In the United States, H.R. 1042, "The Prohibiting Russian Uranium Imports Act" was signed into law and went into effect on August 11, 2024 and extends through 2040. The legislation bans Russian uranium imports but allows a United States Department of Energy ("DOE") waiver process through 2027 in the event no alternative viable source of low-enriched uranium ("LEU") is available to: (i) sustain the continued operation of a nuclear reactor or a United States nuclear energy company; or (ii) importation of Russian LEU is determined to be in the national interest. In a separate but related action, "The Nuclear Fuel Security Act" ("NFSA") was enacted as part of the "National Defense Authorization Act" in December of 2023 and was designed to help rebuild the domestic nuclear fuel cycle, including uranium production, conversion and enrichment. The passage of H.R. 1042 unlocks US$3.4 billion in funding under the NFSA and will be used by the DOE to acquire LEU and High Assay Low Enriched Uranium ("HALEU") for advanced reactors. Under this program the DOE will acquire LEU and HALEU with priority given to domestic sources of produced uranium, conversion and enrichment. In combination, the passage of these bills will help rebuild and restore a robust domestic fuel cycle in the United States.

Additional upside market pressure is being exerted as utilities continue their return to a longer-term contracting cycle to replace expiring contracts. Cumulative uncommitted demand through 2034 is almost 900 million pounds U3O8 (Source: UxC Uranium Market Overview Q2 2024). This utility demand, along with relatively newer demand from financial entities and increased electrical demand from data centers are adding to the strong fundamentals supporting the uranium market.

Recent Developments

Acquisition of Salamanca Royalty

On July 3, 2024, the Company acquired a 0.375% net smelter returns royalty on the sale of products from the mining projects collectively known as the Salamanca project, including the Retortillo, Zona 7 and Alameda projects, located in Spain. The purchase price paid by the Company for this interest was $0.7 million in cash.

Acquisition of additional Churchrock Royalty

On July 31, 2024, the Company acquired a gross overriding royalty of 6% "Mine Price", which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale. The royalty covers a portion of the Churchrock uranium project. The purchase price paid by the Company for this interest was $4.9 million in cash.

At-the-Market Equity Program

On August 8, 2023, the Company entered into an equity distribution agreement (the "2023 Distribution Agreement") with a syndicate of agents for an at-the-market equity program (the "ATM Program"). The 2023 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, were sold at the prevailing market price at the time of sale. The 2023 Distribution Agreement was terminated on September 1, 2024.

On August 29, 2024, the Company renewed its ATM Program that allows the Company to distribute up to US$39 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 29, 2024 (the "2024 Distribution Agreement"). All sales under the ATM Program following August 29, 2024 are made under the 2024 Distribution Agreement. Unless earlier terminated by the Company or the agents as permitted therein, the 2024 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$39 million (or the equivalent in Canadian dollars); or (b) August 20, 2025.

No ATM shares were distributed by the Company during the three months ended July 31, 2024.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Physical Uranium

As at July 31, 2024, the Company holds 2,711,271 pounds U3O8 at a weighted average cost of US$57.54 per pound. As of the date hereof, the Company holds 2,701,271 pounds U3O8 at a weighted average cost of US$60.12 per pound.

In November 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate of 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which 300,000 pounds and 100,000 pounds were delivered in October 2023 and July 2024, respectively. The latter shipment was originally scheduled to be delivered in June 2024 but was deferred to July 2024 by agreement made between the parties. The delivery of the remaining 100,000 pounds for payment of $6.8 million is to occur in April 2025.

In addition, the Company has a commitment to purchase 150,000 pounds U3O8 for approximately $21.5 million (US$104.00 per pound) as at July 31, 2024. The delivery and payment for such uranium are due in September 2024. See "Contractual Obligations".

In August 2024, the Company sold 160,000 pounds U3O8 for approximately $18.0 million (US$83.50 per pound). Furthermore, the Company entered into an agreement in August 2024 to purchase 160,000 pounds U3O8 for US$13.7 million (US$85.40 per pound). The delivery and payment for such uranium are due in December 2024.

In September 2024, the Company entered into an agreement to sell 100,000 pounds U3O8 at a weighted average price of US$79.75 per pound for US$8 million. Delivery of the physical uranium by the Company is required in October 2024.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the three months ended July 31, 2024 and is based upon the disclosure of the operators of each respective property.

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Cigar Lake – In its management's discussion and analysis for the quarter ended June 30, 2024, Cameco Corporation ("Cameco") disclosed that total packaged production from Cigar Lake was 5.3 million pounds on a 100% basis for the three months ended June 30, 2024 compared to 3.8 million pounds in the same period of 2023, when quarterly production was lower while transitioning to a new mining area. Cameco stated that total production in the first six months of 2024 totaled 9.3 million pounds on a 100% basis. Cameco further stated that they continued to expect production to total 18.0 million pounds in calendar year 2024.

As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered.

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McArthur River – In its management's discussion and analysis for the quarter ended June 30, 2024, Cameco disclosed that total packaged production from McArthur River/Key Lake was 6.2 million pounds on a 100% basis in the three months ended June 30, 2024 compared to 3.3 million pounds in the same period of 2023. Cameco stated that production was higher in the second quarter of 2024 compared to 2023 with the mill having achieved its planned production run rate. Cameco stated that total production in the first six months of 2024 totaled 11.2 million pounds on a 100% basis. Cameco further stated that they continued to expect production to total 18.0 million pounds in calendar year 2024.
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Langer Heinrich – On July 22, 2024, Paladin Energy Ltd. ("Paladin") announced the production at Langer Heinrich mine ramped up with 517,597 pounds U3O8 produced to June 30, 2024. The first customer shipment, containing 319,229 pounds U3O8, departed Namibia on July 12, 2024. Paladin disclosed that the Langer Heinrich mine will be in operational ramp up during Paladin's fiscal year 2025, with ore feed sourced from previously mined stockpiled ore. Production levels are expected to be higher in the second half of the year.
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Lance – In a news release dated August 31, 2023, Peninsula Energy Ltd. ("Peninsula") announced updated plans to initiate production at Lance. The new proposed ISR plant was anticipated to produce up to 2.0 million pounds U3O8 per year. Furthermore, Peninsula announced a revised production and Life of Mine plan for the Ross and Kendrick Areas with production then-scheduled in December 2024. The new ISR plant is anticipated to produce up to 2.0 million pounds U3O8 per year. In Peninsula's quarterly activities report for its quarter ended September 30, 2023, Peninsula stated the updated

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024 mine plan is expected to achieve a sustainable monthly positive cash flow in the first full year of production in calendar year 2025 with a payback period of 3.5 years from August 2025, life-of-mine revenue for the Ross & Kendrick Project of US$988 million, net present value of US$116 million at a discount rate of 8% and internal rate of return of 26.2%.

In an announcement dated May 13, 2024, Peninsula announced an update to the JORC-compliant mineral resource estimate for the Lance project. The update was based on the results of additional drilling in 2023 within the Ross and Kendrick areas of the project. The resources in the Barber area remained unchanged. The new resource states measured and indicated resource of 16.2 million pounds U3O8 (14.3 million tonnes at an average grade of 0.051% U3O8) and an inferred resource of 41.7 million pounds U3O8 (38.3 million tonnes at an average grade of 0.049% U3O8). The resource estimate was calculated by applying a combined constraint of a grade thickness product (GT) of 0.2 contour and 200ppm U3O8.

On July 1, 2024, Peninsula announced that it is actively developing a new wellfield production area named Mine Unit 3 ("MU-3"). Peninsula currently has ten contract drilling rigs employed at the site to install production pattern wells (injection and production wells) in the new MU-3 area. The previously developed wellfield areas of Mine Units 1 and 2 are available for resumption of uranium recovery operations.

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Michelin – In its quarterly activities report for the quarter ended June 30, 2024, Paladin stated that substantial work has been completed at Michelin and a pre-feasibility study will commence in its fiscal year ending June 30, 2025 and is expected to be completed during its fiscal year ending June 30, 2026. Additionally, exploration activities are continuing, aimed at identifying and defining additional shallow deposit resource extensions.
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Russell Lake/Russell Lake South – On July 9, 2024, Skyharbour Resource Ltd. ("Skyharbour") announced initial results from the first phase of its 2024 winter drill program. The first phase consisted of six drill holes totaling 3,094 metres. Skyharbour discovered an intersection in hole RSL24-02, which returned 2.5 metres of 0.721% U3O8 at a depth of 338.1 metres downhole. This intercept represents a new prospect, termed the Fork Target, discovered by Skyharbour. The Fork Target area is approximately four kilometers southeast of Denison Mines Corp's Phoenix Deposit. Skyharbour disclosed that the second phase of 2024 drill results will be disclosed upon receipt of geochemical analysis.
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Slick Rock – In a news release dated June 17, 2024, Anfield Energy Inc. ("Anfield") announced that it had received final approvals for its drill permit application to commence a 20-hole, 20,000-foot rotary drill program at its Slick Rock uranium and vanadium project. Anfield expects to commence the drill program in the third quarter of calendar year 2024.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Asset Portfolio

The table below sets out the Company's principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Anderson	Uranium Energy Corp. ("UEC")	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Churchrock	Laramide Resources Ltd. ("Laramide")	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns 6.0% Mine Price Royalty(1)(2)
Cigar Lake / Waterbury Lake(1)(3)	Cameco / Orano Canada Inc. ("Orano")	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dawn Lake (1)(4)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dewey-Burdock(1)(5)	enCore Energy Corp.	SD, USA	Black Hills Uplift	30% Net Proceeds 2% to 4% Gross Value Royalty
Energy Queen(1)(6)	Energy Fuels Inc. ("Energy Fuels")	UT, USA	La Sal Uranium District	1% Gross Value Royalty
Lance	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(1) 1.0% Gross Revenues Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
McArthur River(1)(7)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(1)(8)	UEC	WY, USA	Powder River Basin	0.5% Net Profit Interest
Roca Honda(1)(9)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Roughrider(10)	UEC	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Russell Lake and Russell Lake South(10)	Rio Tinto Limited ("Rio Tinto")	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Salamanca	Berkeley Energia Limited ("Berkeley")	Retortillo, Spain	Salamanca Uranium District	0.375% Net Smelter Returns
San Rafael(1)	Western Uranium and Vanadium Corp.	UT, USA	San Rafael Uranium District	2% Net Smelter Returns
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% Net Smelter Returns
Whirlwind(1)(11)	Energy Fuels	UT/CO, USA	Uravan Mineral Belt	2% to 4% Gross Value Royalty
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

Notes:

(1)
The royalty acquired by URC does not apply to the entirety of the project.
(2)
A gross overriding royalty of 6% "Mine Price", which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale.
(3)
A 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty, this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(4)
A 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty, this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(5)
A 2% to 4% sliding scale gross value royalty on portions of the Dewey-Burdock Project.
(6)
A 1% gross value royalty applicable to both uranium and vanadium sales from portions of the Energy Queen project. URC may choose to take product payment in physical ore or concentrates.
(7)
A 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(8)
The maximum amount payable under the Reno Creek royalty is US$2.5 million.
(9)
The Roca Honda royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.
(10)
The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument. Skyharbour is currently operating as an earn-in partner with Rio Tinto on the Russell Lake and Russell Lake South projects.
(11)
A 2% to 4% sliding scale gross value royalty applicable to both uranium and vanadium sales from portions of the Whirlwind. URC may choose to take product payment in physical ore or concentrates.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Strategic Arrangement with Yellow Cake plc

On June 7, 2018, the Company entered into an agreement (as amended, the "Yellow Cake Agreement") with Yellow Cake, pursuant to which, among other things, the Company received an option to acquire physical uranium. These arrangements provide for, among other things:

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at July 31, 2024. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement since the fiscal year beginning on May 1, 2021.
•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
•
Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

In response to the ongoing war between Russia and Ukraine, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact global uranium prices and demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on URC's business.

Overall Performance

For the three months ended July 31, 2024, the Company incurred a net loss of $2.2 million, compared to a net loss of $1.0 million for the same period in the previous fiscal year. As at July 31, 2024, the Company had working capital (current assets less current liabilities) of $222 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions and the impact of the conflict in Ukraine.

Discussion of Operations

Three months ended July 31, 2024, compared to three months ended July 31, 2023

The Company had a net loss of $2.2 million in the three months ended July 31, 2024, compared to a net loss of $1.0 million for the same period of 2023. The increase in net loss was primarily attributable to an increase in office and administration expenses, a change in deferred income tax from a recovery of $0.5 million in the three months ended July 31, 2023 to an expense of $0.1 million in the

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024 current quarter offset by a decrease in professional fees and insurance of $0.1 million, a decrease of $0.2 million in transfer agent and regulatory fees, and an increase in interest income of $0.2 million.

During the three months ended July 31, 2024, the Company incurred office and administration expenses of $1.4 million, compared to $0.4 million for the same period of 2023. During the current quarter, such expenses included increased investor communications and marketing expenses of $0.9 million (compared to $0.1 million for the same period in the prior fiscal year) and uranium storage fees of $0.4 million (compared to $0.2 million for the same period in the prior fiscal year). The increase in these expenses resulted from increased marketing activity and a higher volume of uranium inventories.

In the three months ended July 31, 2024, the Company incurred professional fees and insurance of $0.3 million, compared to $0.5 million for the same period in the previous fiscal year. Such fees consist primarily of audit, legal and insurance fees.

The Company had salaries and directors' fees of $0.3 million in each of the three months ended July 31, 2024 and 2023.

Transfer agent and regulatory fees in the three months ended July 31, 2024 of $0.1 million, compared to $0.4 million for the same period in the previous fiscal year. The decrease was primarily related to additional filing and exchange fees related to the graduation to the TSX and the renewal of the ATM Program incurred in the three months ended July 31, 2023.

Share-based compensation expenses were $0.1 million in the three months ended July 31, 2024, compared to $0.05 million in the same period of 2023. The increase was a result of the vesting of stock options granted to certain directors, officers, employees and consultants of the Company.

In the three months ended July 31, 2024, the Company had interest income of $0.2 million on cash, that was primarily generated from the net proceeds of the public offering completed in February 2024, compared to an negligible amount of interest income for the same period in the prior fiscal year.

The Company recognized a foreign exchange loss of $0.1 million in the three months ended July 31, 2024 and 2023, primarily as a result of the translation of accounts receivable denominated in U.S. dollars.

The Company recognized a deferred tax expense of $0.1 million in the three months ended July 31, 2024, compared to a deferred tax recovery of $0.5 million for the same period in the prior fiscal year. These recoveries resulted from the recognition of deferred tax assets derived from the non-capital losses carryforward and deferred financing costs that were utilized to offset the deferred tax liabilities derived from the deferred tax expenses recognized in other comprehensive income in the periods. The decrease in the recovery was due to the decrease in fair value of short-term investments.

During the three months ended July 31, 2024, the Company recorded a loss under comprehensive income on revaluation of short-term investments of $1.3 million, compared to a gain of $4.0 million for the same period in the previous fiscal year. The change was due to the decrease in the fair value of the common shares of Queen's Road Capital Investment Ltd. ("QRC"). Short-term investments are measured at fair value with references to the quoted share price in the market.

Use of Proceeds

ATM Program

As disclosed in the Company's prospectus supplement dated August 8, 2023, the Company intends to use future net proceeds from the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital purposes. No ATM Shares were distributed by the Company during the three months ended July 31, 2024.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Public Offerings

The following table sets out the estimated use of net proceeds from the public offering, as disclosed in the Company's prospectus supplement dated February 6, 2024, and the actual use of the net proceeds of $28.8 million (US$21 million) up to July 31, 2024.

	As disclosed in the prospectus supplement	As at July 31, 2024
	(US$'000)	(US$'000)
Purchases of physical uranium	20,000	20,000
Future royalty acquisitions	1,400	1,000
Total	21,400	21,000

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($ '000)	($ '000)	($)	($ '000)
October 31, 2022	—	(2,266)	(0.02)	—
January 31, 2023	—	(1,798)	(0.02)	—
April 30, 2023	13,854	670	0.01	—
July 31, 2023	—	(1,042)	(0.01)	—
October 31, 2023	15,318	3,490	0.03	—
January 31, 2024	15,160	3,518	0.03	—
April 30, 2024	12,228	3,814	0.03	—
July 31, 2024	—	(2,158)	(0.02)	—

Changes in net income (loss) from quarter to quarter are affected primarily by the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, recognition of revenue from sales of uranium inventory, foreign exchange difference and interest expenses on the prior margin loan facility, professional fees and regulatory fees incurred for the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods. The Company's positive net income in prior quarters was primarily the result of sales of uranium inventory and higher uranium prices.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Liquidity and Capital Resources

The following table sets forth selected balance sheet items for the Company as at July 31, 2024.

	As at	As at
	July 31, 2024	April 30, 2024
	($'000)	($'000)
Cash	5,413	21,100
Accounts receivable	—	13,818
Short-term investments	7,822	9,143
Inventories	207,854	187,090
Prepaids and other receivables	2,222	490
Working capital (current assets less current liabilities)	222,018	228,993
Total assets	275,891	278,703
Total current liabilities	1,403	2,758
Accounts payable and accrued liabilities	1,352	1,202
Other payables	—	1,519
Total non-current liabilities	196	156
Shareholders' equity	274,292	275,789

As at July 31, 2024, the Company had cash of $5.4 million compared to $21.1 million at April 30, 2024. The decrease in cash of $15.7 million was primarily due to the purchase of royalties and the net cash used in operating activities in relation to trading physical uranium, partially offset by the net proceeds of $1.7 million received from the exercise of warrants. Accounts receivable of $13.8 million were fully settled during the period.

The Company's short-term investments decreased from $9.1 million as at April 30, 2024 to $7.8 million as at July 31, 2024 as a result of a decrease in the fair value of the common shares of QRC.

As at July 31, 2024, the Company had uranium inventories of $207.9 million, compared to $187.1 million as at April 30, 2024. The increase in inventories resulted primarily from purchases made in the quarter. Uranium inventories include the Company's existing inventories and the Company's entitlement of the uranium production from the McArthur Rive mine for the Company's royalty payments to be paid in-kind. During the three months ended July 31, 2024, the Company recorded a depletion of $0.1 million on the McArthur River royalty and an increase in inventory by the same amount. The Company will recognize revenue from its interest in McArthur River production when such uranium is sold.

The Company had other receivables of $2.0 million as at July 31, 2024, compared to $nil as at April 30, 2024. Such amount consisted of goods and service tax refund and receivables from the exercise of warrants, which was fully settled subsequent to the period end.

The Company had other payables of $1.5 million as at April 30, 2024, compared to $nil as at July 31, 2024. Such amount consisted of goods and service tax payable, which was fully paid by the Company during the period.

The Company had accounts payable and accrued liabilities of $1.4 million as at July 31, 2024, compared to $1.2 million as at April 30, 2024, primarily due to increased investor communications and marketing expenses payable at the period end.

As at July 31, 2024, the Company had working capital (current assets less current liabilities) of $222 million compared to $229 million as at April 30, 2024. Pursuant to the agreement with CGN, the Company is committed to purchase 100,000 pounds U3O8 for future payment of approximately $6.8 million in April 2025. The Company is additionally committed to purchase 150,000 pounds U3O8 from a vendor for payment of approximately $21.5 million in September 2024. Subsequent to July 31, 2024, the Company sold 160,000 pounds U3O8 for approximately $18 million. In August 2024, the Company entered into an agreement to purchase 160,000 pounds U3O8 for US$13.7 million. The delivery and payment for such uranium are due in December 2024. In September 2024, the Company entered into an agreement to sell 100,000 pounds U3O8 for US$8 million. Delivery of the physical uranium by the Company is required in October 2024. The Company believes that it has sufficient cash and liquid assets available to satisfy its purchase commitments over the next 12 months.

The Company has not generated any sustained profits from operations and the major sources of financing to date have been the prior issuance by way of sales of Common Shares, sales of short-term investments and uranium inventories, cash receipts from the repayment

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024 of a promissory note in a prior year, and the prior margin loan facility. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs, contractual obligations and capital expenditures for at least twelve months following the date hereof. The Company's current financial resources are also available to fund acquisitions of additional interests. The Company's long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at July 31, 2024, including payments due for each of the next five years and thereafter:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Office lease	$247	$51	$118	$78	$—
Purchase of physical uranium (1)	$28,320	$28,320	$—	—	—
Total	$28,567	$28,371	$118	$78	$—

Note:

(1)
Comprised of approximately $21.5 million for the purchase of 150,000 pounds U3O8 to be delivered and paid for in September 2024 and $6.8 million relating to the purchase of 100,000 pounds U3O8 to be delivered and paid for in April 2025.

Cash Flows

Operating Activities

Net cash used in operating activities during three months ended July 31, 2024 was $12.2 million compared to $1.1 million for the same period in 2023. The increase was a result of net cash spent on trading physical uranium, a decrease in other payables which consisted of goods and service tax paid during the period, and incremental operating expenditures incurred during the period, which consisted of general and administrative expenses, management and directors' fees and professional fees. The increase in cash used in operating activities was partially offset by a decrease in accounts receivable from cash settlement of $13.8 million during the period. During the three months ended July 31, 2024, the Company purchased 200,000 pounds U3O8, compared to no physical uranium transactions during the three months ended July 31, 2023.

Investing Activities

Net cash used in investing activities during three months ended July 31, 2024 was approximately $5.1 million compared to $0.8 million for the same period in 2023. During the three months ended July 31, 2024, the Company purchased the Salamanca royalty and an additional royalty interest in the Churchrock project for an aggregate acquisition cost of $5.4 million, offset by interest received during the period.

Financing Activities

Net cash generated from financing activities during three months ended July 31, 2024 was $1.7 million, compared to net cash used in financing activities of $8.6 million in the same period of 2023. During the three months ended July 31, 2024, the Company received proceeds of $1.7 million from the exercise of common share purchase warrants. During the three months ended July 31, 2023, the Company received proceeds of $1.1 million from the exercise of common share purchase warrants and repaid a margin loan in full for $9.7 million.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three months ended July 31, 2024, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three months ended July 31, 2024, comprised of:

	For the three months ended July 31,
	2024	2023
	($ '000)	($ '000)
Management salaries	97	94
Directors' fees	46	52
Share-based compensation	48	26
Total	191	172

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024 increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Changes in, and Initial Adoption of, Accounting Policies

The following amendment to IFRS was effective for the accounting period beginning on or after January 1, 2024, and is required to be applied retrospectively:

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarifies certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting date. The amendment requires the classification of liabilities as current or non-current depending on the rights existing at the end of the reporting period and clarifies that management's expectations in respect of settlement do not affect classification. Liabilities are classified as noncurrent if the company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. 'Settlement' is defined as the extinguishment of a liability with cash, other economic resources, or an entity's own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument. The adoption of these amendments on May 1, 2024, did not have a material impact on the Company's consolidated financial statements.

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted:

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance ("ESG") targets). The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024 maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

Financial Instruments and Risk Management

At July 31, 2024, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at July 31, 2024. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2024. The Company's working capital (current assets less current liabilities) as at July 31, 2024 was $222 million. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash denominated in U.S. dollars. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $0.2 million on net loss for the three months ended July 31, 2024.

Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at July 31, 2024, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $0.6 million on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 121,504,971 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

As at the date of this MD&A, there are 13,493,466 Warrants outstanding. Each Warrant is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024. The Warrants are listed on the TSX under the symbol "URC.WT".

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding

May 13, 2025	3.31	100,000
May 31, 2026	3.49	612,500
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,000
November 8, 2026	3.76	50,000
January 13, 2027	4.93	5,000
May 13, 2027	3.31	332,500
June 20, 2027	3.26	25,000
July 7, 2027	2.88	25,000
September 9, 2027	4.20	1,000
October 24, 2027	3.15	5,000
August 21, 2028	2.92	418,550
August 29, 2028	3.30	32,500
		1,697,050

Each option entitles the holder thereof to purchase one Common Share.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

Uranium Royalty Corp. Management's Discussion and Analysis For the three months ended July 31, 2024

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended July 31, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended July 31, 2024 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+.

Additional Information

Additional information concerning the Company, including the Company's AIF, is available under the Company's profile on SEDAR+ and at www.sec.gov.